AMENDMENT NO. 4

TO

SECOND AMENDED AND RESTATED MASTER ADMINISTRATIVE SERVICES AGREEMENT

This Amendment dated June 1, 2016, amends the Second Amended and Restated Master Administrative Services Agreement (the “Agreement”), dated July 1, 2006, by and between Invesco Advisers, Inc., a Delaware corporation, and Short-Term Investments Trust, a Delaware statutory trust is hereby amended as follows:

W I T N E S S E T H:

WHEREAS, the parties agree to amend the Agreement to increase the administrative services fee payable to Invesco by 0.03% in consideration for the provision of the following services: (i) implementation and oversight of procedures to accommodate a floating net asset value (NAV) for money market funds that do not maintain a stable NAV, including additional valuation requirements, (ii) assistance with the implementation and maintenance of redemption fees and redemption gates imposed by the funds, (iii) implementation and maintenance of enhanced website reporting now required for money market funds, (iv) administration and coordination of N-MFP filings, (v) administration and coordination of Form N-CR filings, as needed, (vii) coordination of any additional tax analysis related to floating NAV money market funds and redemption fees, (vii) implementation and oversight of enhanced stress testing now required for money market funds, (viii) implementation and oversight of new diversification requirements for money market funds; and (ix) modification of internal systems to accommodate the foregoing services (collectively, the “Money Market Fund Administrative Services”);

NOW, THEREFORE, the parties agree as follows;

1.	Appendix A of the Agreement is hereby deleted in its entirety and replaced with the following:

“APPENDIX A

FEE SCHEDULE TO

SECOND AMENDED AND RESTATED MASTER ADMINISTRATIVE SERVICES AGREEMENT

OF

SHORT-TERM INVESTMENTS TRUST

Portfolios	Effective Date of Agreement
Government & Agency Portfolio	July 1, 2006
Government Tax Advantage Portfolio	July 1, 2006
Liquid Assets Portfolio	July 1, 2006
STIC Prime Portfolio	July 1, 2006
Tax-Free Cash Reserve Portfolio	April 30, 2008
Treasury Portfolio	July 1, 2006

The Administrator may receive from each Portfolio reimbursement for costs or reasonable compensation for such services as follows:

Rate*	Net Assets
0.023%	First $1.5 billion
0.013%	Next $1.5 billion
0.003%	Over $3 billion

*	Annual minimum fee is $50,000. An additional $5,000 per class of shares is charged for each class other than the initial class. The $5,000 class fee is waived for any of the above Portfolios with insufficient assets to result in the payment of more than the minimum fee of $50,000.”

In addition to the rate described above, Government & Agency Portfolio, Government Tax Advantage Portfolio, Liquid Assets Portfolio, STIC Prime Portfolio, Tax-Free Cash Reserve Portfolio and Treasury Portfolio shall also pay the Administrator 0.03% for the provision of the Money Market Fund Administrative Services.

2.	All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

INVESCO ADVISERS, INC.

Attest:	/s/ Peter A. Davidson	By:	/s/ John M. Zerr
	Assistant Secretary		John M. Zerr
Senior Vice President

(SEAL)

SHORT-TERM INVESTMENTS TRUST

Attest:	/s/ Peter A. Davidson	By:	/s/ John M. Zerr
	Assistant Secretary		John M. Zerr
Senior Vice President

(SEAL)